Exhibit 3.1
CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MEDLEY MANAGEMENT INC.
___________________

Pursuant to Section 228 and 242 of
the General Corporation Law of the
State of Delaware

___________________

MEDLEY MANAGEMENT INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
FIRST: Article IV of the Amended and Restated Certificate of Incorporation of the Corporation shall be and hereby is amended by adding the following Section 4.4 to the end thereof:
“Section 4.4.    Reverse Stock Split.
(A)    Effective as of October 30, 2020 at 5:00 P.M., Eastern Time (the “Effective Time”), (i) each ten (10) shares of Class A Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Class A Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below and (ii) each ten (10) shares of Class B Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Class B Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (clauses (i) and (ii), collectively, the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Class A Common Stock shall be entitled to receive cash (without interest) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Certificated Shares (as defined below), in an amount equal to the product obtained by multiplying (a) the closing price per share of the Class A Common Stock as reported on the New York Stock Exchange as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Class A Common Stock (the “Certificated Shares”), shall thereafter represent that number of shares of Class A Common Stock into which the shares of Class A Common Stock represented by the Certificated Shares shall have been combined, subject to the elimination of fractional share interests as described above.”
SECOND: This Certificate of Amendment shall become effective as of October 30, 2020 at 5:00 P.M., Eastern Time.

THIRD: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL. The Board of Directors duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directed that the proposed amendments be considered by the stockholders of the Corporation. The annual meeting of stockholders of the Corporation was duly called upon notice in accordance with Section 222 of the DGCL and held on October 22, 2020, at which meeting the necessary number of shares were voted in favor of the proposed amendments. The stockholders of the Corporation duly adopted this Certificate of Amendment.
IN WITNESS WHEREOF, the Corporation has caused the Certificate of Amendment to be duly executed in its corporate name as of the 22nd day of October, 2020.

MEDLEY MANAGEMENT INC.

By: /s/ Richard T. Allorto Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer